AMENDMENT NO. 4 TO THE
INVESTMENT ADVISORY AGREEMENT
This Amendment No. 4 (the “Amendment”) is made as of the 10th day of June 2026 by and between Advisor Managed Portfolios, a Delaware statutory trust (the “Trust”), on behalf of Rebuild America ETF (the “Fund”), and Sound Capital Solutions LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust and the Advisor desire to amend the Investment Advisory Agreement made between them on February 28, 2024 (the “Agreement”) to update Schedule A of the Agreement; and
WHEREAS, the parties desire to amend Schedule A of the Agreement to add Rebuild America ETF; and
WHEREAS, disinterested Trustees of the Trust and the full Board of Trustees have separately approved this Amendment in person at a meeting of the Board of Trustees on June 10, 2026.
NOW, THEREFORE, the parties agree as follows:
Schedule A of the Agreement is hereby superseded and replaced with Schedule A attached hereto.
Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

ADVISOR MANAGED PORTFOLIOS	SOUND CAPITAL SOLUTIONS LLC

By: /s/ Russell Simon	By: /s/ Nicholas Dalmaso
Name: Russell Simon	Name: Nicholas Dalmaso
Title: President	Title: CEO and CCO

SCHEDULE A
To the
INVESTMENT ADVISORY AGREEMENT
With
Sound Capital Solutions LLC

Series of Advisor Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets	Effective Date
Trenchless Fund ETF	0.65%	February 28, 2024
Optimize Strategy Index ETF	0.25%	July 1, 2025
Defender Risk Adaptive 500 ETF	0.65%	January 22, 2026
Ruk Strategic Growth ETF	0.50%	March 30, 2026
Rebuild America ETF	0.65%	July 31, 2026